SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

RECD S.E.C.
AUG 3 0 2002
1086

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

PE 8/1-02

For the month of August, 2002

CHINA SOUTHERN AIRLINES COMPANY LIMITED

(Translation of registrant's name into English)

Baiyun International Airport
Guangzhou, People's Republic of China
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F.___X___ Form 40-F. ______

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes .______ No. ___X___

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.)

China Southern Airlines Company Limited (the "Company") on August 26, 2002 published in local newspapers in Hong Kong an announcement in Chinese and English, respectively, concerning the Company's interim results for the six months ended June 30, 2002. A copy of the announcement is included in this Form 6-K of the Company.

中

CHINA S

The Board of Directors of China Southern Airlines Company Limited (the "Company") hereby announces the unaudited consolidated interim results of the Company and its subsidiaries (the "Group") for the six months ended 30 June, 2002, prepared in accordance with the basis of preparation set out in Note 1, together with the comparative figures for the corresponding period of 2001 as follows:

CONSOLIDATED PROFIT AND LOSS ACCOUNT (UNAUDITED)

		For the six months ended 30 June,				2002 vs 2001 Increase / (decrease)
		2002	2001	2002	2002	
	Note	*RMB'000*	*RMB'000*	*HK$'000*	*US$'000*	%
Traffic revenue:						
Passenger		7,618,775	7,206,817	7,183,457	920,464	5.7
Cargo and mail		725,684	693,449	684,220	87,674	4.6
		8,344,459	7,900,266	7,867,677	1,008,138	5.6
Other revenue		213,958	170,106	201,733	25,849	25.8
Turnover	2	8,558,417	8,070,372	8,069,410	1,033,987	6.0
Operating expenses:						
Flight operations		3,422,641	3,432,021	3,227,080	413,507	(0.3)
Maintenance		1,015,131	851,458	957,129	122,643	19.2
Aircraft and traffic servicing		1,202,009	1,122,367	1,133,329	145,221	7.1
Promotion and sales		731,128	692,943	689,353	88,331	5.5
General and administrative		431,042	387,175	406,413	52,076	11.3
Depreciation and amortisation		926,274	973,183	873,349	111,908	(4.8)
Other		4,260	5,947	4,017	515	(28.4)
Total operating expenses		7,732,485	7,465,094	7,290,670	934,201	3.6
Operating profit		825,932	605,278	778,740	99,786	36.5
Non-operating income/(expenses):						
Share of associated companies' results		19,047	24,057	17,959	2,301	(20.8)
(Loss)/profit on sale of fixed assets		(7,102)	17,656	(6,696)	(858)	(140.2)
Interest income		26,196	28,034	24,699	3,165	(6.6)
Interest expense	3	(414,273)	(477,636)	(390,602)	(50,051)	(13.3)
Exchange (loss)/ gain, net		(158,644)	205,564	(149,579)	(19,167)	(177.2)
Other, net		1,505	1,335	1,419	182	12.7
Total net non-operating expenses		(533,271)	(200,990)	(502,800)	(64,428)	165.3

Profit before taxation and minority interests	3	292,661	404,288	275,940	35,358	(27.6)
Taxation	4	(98,767)	(130,297)	(93,124)	(11,933)	(24.2)
Profit before minority interests		193,894	273,991	182,816	23,425	(29.2)
Minority interests		(70,665)	(72,500)	(66,627)	(8,537)	(2.5)
Profit attributable to shareholders		123,229	201,491	116,189	14,888	(38.8)
Basic earnings per share	5	RMB0.04	RMB0.06	HK$0.03	US$0.004	(38.8)

Notes:

1 Basis of preparation

This unaudited interim financial report has been prepared in accordance with the requirements of the Main Board Listing Rules of the Stock Exchange of Hong Kong Limited. The accounting policies have been consistently applied by the Group and are consistent with those adopted in the 2001 annual consolidated financial statements which are prepared in accordance with International Financial Reporting Standards promulgated by the International Accounting Standards Board, except that land use rights are carried at the historical cost basis effective 1 January, 2002. Such change did not have a material impact on the unaudited consolidated results of the Group for the six months ended 30 June, 2002.

2 Turnover

The Group is principally engaged in the provision of domestic, Hong Kong regional and international passenger, cargo and mail airline services, with flights operating primarily from the Guangzhou Baiyun International Airport in the People's Republic of China ("PRC"), which is both the main hub of the Group's route network and the location of its corporate headquarters.

Turnover comprises revenues from airline and airline-related businesses and is stated net of sales tax and contributions to the CAAC Infrastructure Development Fund. The contributions to the CAAC Infrastructure Development Fund for the period are payable at 5% and 2%, respectively (2001: 5% and 2%, respectively) of the Group's domestic and international/Hong Kong regional traffic revenue.

The Group's turnover and operating profit by geographic region are analysed as follows:

	For the six months ended 30 June,			
	Domestic	Hong Kong Regional	International	Total
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*
2002				
Traffic revenue	**6,446,767**	**561,897**	**1,335,795**	**8,344,459**
Other revenue	**213,958**	**–**	**–**	**213,958**
	6,660,725	**561,897**	**1,335,795**	**8,558,417**
Operating profit	**685,085**	**70,276**	**70,571**	**825,932**
2001				
Traffic revenue	6,176,683	585,207	1,138,376	7,900,266
Other revenue	161,018	–	9,088	170,106
	6,337,701	585,207	1,147,464	8,070,372
Operating profit	487,717	88,227	29,334	605,278

ANNOUNCEMENT

国南方航空股份
SOUTHERN AIRLINES C

(A joint stock limited company incorporated in the People's Republic of Chi

2002 INTERIM RESULTS

3 Profit before taxation and minority interests

	For the six months ended 30 June, 2002 *RMB'000*	2001 *RMB'000*
Profit before taxation and minority interests is arrived at after charging:		
Jet fuel	1,637,875	1,812,589
Depreciation		
– owned assets	658,558	666,379
– assets held under finance leases	258,138	297,421
Staff costs	676,932	587,128
Operating lease charges in respect of aircraft	950,730	959,883
Amortisation of deferred expenditure	9,578	9,383
Interest on bank and other loans	180,162	155,906
Finance charges on obligations under finance leases	266,877	321,730
Less: borrowing costs capitalised	(32,766)	–
Net interest expense	414,273	477,636
and after crediting:		
Amortisation of gains on sale and leaseback transactions	4,113	11,532
Operating lease income in respect of aircraft	18,841	–
Profit on sale of aircraft	–	17,700

4 Taxation

	For the six months ended 30 June, 2002 *RMB'000*	2001 *RMB'000*
PRC income tax	18,393	22,768
Share of taxation of associated companies	5,134	6,421
	23,527	29,189
Deferred taxation	75,240	101,108
	98,767	130,297

Pursuant to the PRC income tax rules and regulations, the Group is subject to PRC income tax at a rate of 33%.

With respect to the Group's Hong Kong regional flight operations, the Group is exempt from Hong Kong Profits Tax pursuant to the double tax relief agreement between the PRC and Hong Kong Special Administrative Region governments.

In respect of the Group's overseas airline activities, the Group has either obtained exemptions from overseas taxation pursuant to the bilateral aviation agreements between the overseas and PRC governments, or has sustained tax losses in these overseas jurisdictions. Accordingly, no provision for overseas tax has been made for the periods presented.

Deferred taxation is accounted for using the balance sheet liability method on all temporary differences between the carrying amounts for financial reporting purposes and the amounts used for taxation purposes, except differences relating to the initial recognition of assets or liabilities which affect neither accounting nor taxable profit/loss. The tax value of losses expected to be available for utilisation against future taxable income is recognised as a deferred tax asset and offset against the deferred tax liability attributable to the same legal tax unit and jurisdiction. Net deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realised.

5 Earnings per share

The calculation of basic earnings per share is based on the consolidated profit attributable to shareholders of RMB123,229,000 (2001: RMB201,491,000) and the weighted average number of shares in issue during the period of 3,374,178,000 (2001: 3,374,178,000).

There were no dilutive potential shares in existence during the six months ended 30 June, 2001 and 2002.

6 Dividends

Dividend attributable to the previous financial year, and approved during the period:

	For the six months ended 30 June, 2002 *RMB'000*	2001 *RMB'000*
Final dividend in respect of the previous financial year, approved during the period, of RMB0.02 per share (2001: RMB NIL per share)	67,484	–

The Board of Directors of the Company does not recommend the payment of an interim dividend for the six months ended 30 June, 2002 (2001: Nil).

7 Profit appropriations

No transfer to statutory surplus reserve, statutory public welfare fund and discretionary surplus reserve has been made during the period and the corresponding period. According to the Articles of Association of the Company and certain of its subsidiaries and the PRC Company Law, any such transfer shall be proposed by the respective board of directors and approved by shareholders in the annual general meeting.

8 Convenience translation

The unaudited consolidated profit and loss account has been prepared in Renminbi ("RMB"), the national currency of the PRC. Translations of amounts from RMB into Hong Kong dollars ("HK$") and United States dollars ("US$") solely for the convenience of readers have been made at the rates of HK$1.00 to RMB1.0606 and US$1.00 to RMB8.2771, being the average of the buying and selling rates as quoted by the People's Bank of China at the close of business on 30 June, 2002. No representation is made that the RMB amounts could have been or could be converted into HK$ or US$ at these rates or at any other certain rates on 30 June, 2002 or on any other date.

有限公司

OMPANY LIMITED

ina with limited liability)

OPERATING DATA SUMMARY

	For the six months ended 30 June, 2002	2001	2002 vs 2001 Increase/(decrease)	(%)
Capacity				
Available seat kilometres (ASK) (million)				
– Domestic	**16,742**	15,455	1,287	8.3
– Hong Kong regional	**861**	830	31	3.7
– International	**4,094**	3,480	614	17.6
Total	**21,697**	19,765	1,932	9.8
Available tonne kilometres (ATK) (million)				
– Domestic	**1,951**	1,782	169	9.5
– Hong Kong regional	**95**	91	4	4.4
– International	**733**	653	80	12.3
Total	**2,779**	2,526	253	10.0
Kilometres flown (thousand)	**125,745**	114,870	10,875	9.5
Hours flown (thousand)	**197**	180	17	9.4
Number of landing and take-offs				
– Domestic	**96,415**	90,314	6,101	6.8
– Hong Kong regional	**6,839**	6,843	(4)	(0.1)
– International	**6,653**	5,214	1,439	27.6
Total	**109,907**	102,371	7,536	7.4
Traffic				
Revenue passenger kilometres (RPK) (million)				
– Domestic	**10,728**	9,252	1,476	16.0
– Hong Kong regional	**524**	523	1	0.2
– International	**2,733**	2,232	501	22.4
Total	**13,985**	12,007	1,978	16.5

Revenue tonne kilometres (RTK) (million)				
– Domestic	**1,220**	1,056	164	15.5
– Hong Kong regional	**52**	52	–	–
– International	**402**	341	61	17.9
Total	**1,674**	1,449	225	15.5
Passenger tonne kilometres (million)				
– Domestic	**958**	826	132	16.0
– Hong Kong regional	**47**	47	–	–
– International	**244**	199	45	22.6
Total	**1,249**	1,072	177	16.5
Cargo and mail tonne kilometres (million)				
– Domestic	**262**	230	32	13.9
– Hong Kong regional	**5**	5	–	–
– International	**158**	142	16	11.3
Total	**425**	377	48	12.7
Passengers carried (thousand)				
– Domestic	**8,977**	7,879	1,098	13.9
– Hong Kong regional	**667**	715	(48)	(6.7)
– International	**750**	585	165	28.2
Total	**10,394**	9,179	1,215	13.2
Cargo and mail carried (thousand tonne)				
– Domestic	**190**	163	27	16.6
– Hong Kong regional	**7**	7	–	–
– International	**19**	17	2	11.8
Total	**216**	187	29	15.5
Load factors				
Passenger load factor (RPK/ASK) (%)				
– Domestic	**64.1**	59.9	4.2	7.0
– Hong Kong regional	**60.9**	63.0	(2.1)	(3.3)
– International	**66.8**	64.1	2.7	4.2
Total	**64.5**	60.7	3.8	6.3
Average load factor (RTK/ATK) (%)				
– Domestic	**62.5**	59.3	3.2	5.4
– Hong Kong regional	**54.7**	57.1	(2.4)	(4.2)
– International	**54.8**	52.2	2.6	5.0
Total	**60.2**	57.4	2.8	4.9
Breakeven load factor (%)	**55.8**	54.6	1.2	2.2
Yield				
Yield per RPK (RMB)				
– Domestic	**0.56**	0.62	(0.06)	(9.7)
– Hong Kong regional	**1.01**	1.07	(0.06)	(5.6)
– International	**0.40**	0.40	–	–
Total	**0.54**	0.60	(0.06)	(10.0)

	For the six months ended 30 June, 2002	2001	2002 vs 2001 Increase/(Decrease)	(%)
Yield per cargo and mail tonne kilometre (RMB)	**1.71**	1.84	(0.13)	(7.1)
Yield per RTK (RMB)				
– Domestic	**5.28**	5.85	(0.57)	(9.7)
– Hong Kong regional	**10.81**	11.25	(0.44)	(3.9)
– International	**3.32**	3.34	(0.02)	(0.6)
Total	**4.99**	5.45	(0.46)	(8.4)
Fleet				
Number of aircraft in service at period end				
– Boeing	**92**	90	2	2.2
– Airbus	**19**	20	(1)	(5.0)
Total	**111**	110	1	0.9
Aircraft utilisation rate (hours per day)				
– Boeing	**9.82**	9.19	0.63	6.9
– Airbus	**9.20**	8.60	0.60	7.0
Total	**9.71**	9.08	0.63	6.9
Financial				
Operating cost per ASK (RMB)	**0.36**	0.38	(0.02)	(5.3)
Operating cost per ATK (RMB)	**2.78**	2.96	(0.18)	(6.1)

BUSINESS OVERVIEW

For the first half of 2002, the Group reported continuous growth in the air transportation business, with significant improvement in revenue passenger kilometres (RPK), passenger load factor and aircraft utilisation rate. Despite the increase in aircraft insurance costs resulted from the 911 incident, the Group's operating profit for the said period increased remarkably by 36.5% to RMB826 million, mainly due to a decrease in operating cost per unit of available tonne kilometres resulted from decrease in fuel cost and the Group's persistent and stringent control over operating costs. For the six months ended 30 June, 2002, the Group recorded a net profit of RMB123 million, a decrease of 38.8% as compared to the same period last year. The decrease was mainly due to an exchange loss on retranslating the Japanese yen debts of the Group as a result of the appreciation of Japanese yen during the period, which reduced the net profit of the Group.

During the first half of 2002, the aviation industry continued to actively implement the consolidation and restructuring plan driven by the PRC government. In January 2002, the consolidation and restructuring proposal among Southern Airlines (Group) (the "SA Group"), China Northern Airlines and Xinjiang Airlines was approved by the PRC government. Detailed consolidation and restructuring plan is pending approval by the relevant PRC authorities.

In March 2002, the Company received its independent shareholders' approval at the 2002 first extraordinary general meeting for the acquisition of the airline related assets of Zhongyuan Airlines, a subsidiary of the SA Group, which is to be effective upon the completion of the relevant legal transfer procedures.

In June 2002, the Company entered into an Interest Transfer and Capital Injection Agreement with the China State Post Bureau, Shanghai Municipal Post Office, Post Office of the Inner Mongolia Autonomous Region and China Philately Corporation, whereby the Company agreed to inject RMB150 million to acquire 49% equity interest of China Postal Airlines Limited, while the China State Post Bureau will own the remaining 51% equity interest. The Board of Directors of the Company believes that this strategic acquisition of the equity interest of China Postal Airlines Limited will enable the Company to strengthen its domestic and international logistic and cargo transportation business. This acquisition was completed and became effective in July 2002.

In order to expand financing channels, raise funds and widen shareholder base, the Company has applied to the relevant PRC government authorities for the allotment and issuance of not more than 1,000,000,000 A shares, and for the approval of listing the A Shares on the Shanghai Stock Exchange (the "Proposed A Share Issue"). The Proposed A Share Issue was approved by independent shareholders at the extraordinary general meetings convened on 26 March, 2002 and 21 May, 2002, whereby the Board was authorised to plan and represent the Company to deal with all matters in relation to the Proposed A Share Issue.

To restructure the domestic aviation market and regulate the conduct of the domestic airlines and their sales agents, various functional departments under the State Council, including the Civil Aviation Administration of China (the "CAAC"), the State Development Planning Commission, the Ministry of Public Security, the State Administration of Taxation and the State Management Administration (the "Five State Ministries and Commissions"), convened a joint conference in June 2002, whereby it was determined to sanction illegal discounting and illegal selling of domestic air tickets in the domestic aviation market. All airlines and their sales agents are requested to comply strictly with the existing pricing policies and the relevant regulations. The Company believes that this will further regulate the behaviour of the domestic aviation market and curb vicious competition resulting from illegal price cutting, and will have a positive effect on the Group's revenue.

For the review period, the Group's total traffic revenue was RMB8,344 million, an increase of RMB444 million or 5.6% from the same period last year. Meanwhile, the Group's total traffic volume increased by 15.5% to 1,674 million RTKs. The aggregate utilisation rate of the Group's Boeing and Airbus aircraft was 9.71 hours for the review period, an increase of 0.63 hour or 6.9 % from the same period last year.

Passenger revenue for the review period was RMB7,619 million, up 5.7% from the same period last year, representing 91.3% of the Group's total traffic revenue. Passenger traffic volume increased by 16.5% to 13,985 million RPKs.

Domestic passenger revenue was RMB5,998 million, up 4.2% from the same period last year. Domestic passenger revenue accounted for 78.7% of overall passenger revenue. Passenger capacity, in terms of ASKs, increased by 8.3% from the same period last year, while passenger traffic increased by 16.0% from 9,252 million RPKs last period to 10,728 million RPKs this period. As a result, the passenger load factor increased by 4.2 percentage point to 64.1%. The passenger yield per RPK decreased by 9.7% from RMB0.62 last period to RMB0.56 this period resulting from the downward adjustment of the fuel surcharge rate and the intensified competition in the domestic market.

On Hong Kong regional routes, the Group recorded passenger revenue of RMB531 million in the review period, down 5.2% from the same period last year. Hong Kong regional passenger revenue accounted for 7.0% of the total passenger revenue. Passenger capacity, in terms of ASKs, increased by 3.7%, while passenger traffic increased by 0.2% from 523 million RPKs last period to 524 million RPKs this period. As a result, the passenger load factor decreased by 2.1 percentage point to 60.9%. The passenger yield per RPK experienced a decrease of 5.6%, primarily as a result of the decrease in effective fares caused by increased competition.

Passenger revenue for the Group's international routes amounted to RMB1,090 million, an increase of 22.6% from the same period last year. International passenger revenue accounted for 14.3% of the total passenger revenue. Passenger capacity, in terms of ASKs, increased by 17.6%, while passenger traffic increased by 22.4% to 2,733 million RPKs this period from 2,232 million RPKs last period. As a result, the passenger load factor increased by 2.7 percentage point to 66.8%. The passenger yield per RPK remained unchanged at RMB0.40 for both periods.

Cargo and mail revenue was RMB725 million, an increase of 4.6% from the same period last year. Cargo and mail revenue accounted for 8.7% of the total traffic revenue. Cargo and mail volume increased by 12.7% to 425 million RTKs this period from 377 million RTKs last period, mainly driven by the increased demand for domestic and international cargo transportation. The overall yield per cargo and mail tonne kilometre, however, decreased by 7.1% due to the intensified competition in the domestic market.

The Group's other revenue was RMB214 million, an increase of 25.8% from the same period last year. The increase was primarily due to the rise in aircraft lease income and general fluctuations in various ancillary operations.

Total operating expenses increased by 3.6% to RMB7,732 million from the same period last year, primarily due to the net effect of increases in aircraft insurance costs and aircraft repairs and maintenance costs, and a decrease in fuel cost.

Flight operations expenses decreased slightly by 0.3% to RMB3,423 million in the review period. Of these expenses, fuel cost was RMB1,638 million, accounting for 47.9% of flight operations expenses, down 9.6% from the same period last year. The decrease was mainly due to the net effect of a drop in domestic and international fuel prices and an increase in fuel consumption resulting from the growth in flight operations. A substantial portion of the Group's fuel consumption is sourced domestically and the average domestic fuel prices borne by the Group decreased by about 17.2% from the same period last year. Aircraft insurance costs increased by 257.1% to RMB129 million, due primarily to a rise in aircraft insurance prémiums subsequent to the 911 incident. Operating lease payments decreased slightly by 1.0% to RMB951 million as there was no material change in the number of aircraft under operating leases during both periods. Air catering expenses increased by 18.5% to RMB308 million, primarily as a result of the increased number of passengers carried during the review period. Labour costs of flight personnel increased by 11.8% to RMB321 million due largely to an increase in flight hours.

As compared to the first half of 2001, maintenance expenses increased by 19.2% to RMB1,015 million. The increase was primarily attributable to the growth in flight operations and the continuous expansion of the Group's fleet in recent years.

Aircraft and traffic servicing expenses increased by 7.1% from the same period last year to RMB1,202 million, due mainly to the growth in flight operations.

Promotion and sales expenses increased by 5.5% to RMB731 million as compared to the same period last year. The increase was mainly attributable to the growth in traffic volume.

As compared to the same period last year, depreciation and amortisation expenses decreased by 4.8% to RMB926 million, primarily as a result of the disposal of two Airbus 320-200 aircraft under sale and leaseback transactions in 2001 and certain old flight equipment having been fully depreciated during the review period.

Loss on sale of fixed assets amounted to RMB7 million in the review period, which was mainly derived from the disposal of certain old or damaged fixed assets.

Interest expense decreased by 13.3% to RMB414 million in the review period, primarily reflecting the scheduled debt repayments.

The Group recorded a net exchange loss of RMB159 million predominantly relating to its Japanese yen denominated borrowings as a result of the appreciation of Japanese Yen during the review period. The major part of such amount represented unrealised translation loss.

As a result of the aforementioned factors, for the six months ended 30 June, 2002, the Group's net profit attributable to shareholders decreased by 38.8% to RMB123 million.

LIQUIDITY, FINANCIAL RESOURCES AND CAPITAL STRUCTURE

As at 30 June, 2002, the Group's borrowings totalled RMB16,818 million, an increase of RMB1,869 million from RMB14,949 million as at 31 December, 2001. Such borrowings were denominated, to a larger extent, in United States dollars and, to a smaller extent, in Japanese yen and Renminbi, with a major part being fixed interest rate borrowings. The increased borrowings were mainly used to finance the capital investments of the Group, including aircraft procurements and facilities in the new Guangzhou airport. As at 30 June, 2002, cash and cash equivalents of the Group totalled RMB2,848 million, an increase of RMB30 million from RMB2,818 million as at 31 December, 2001. Of such balance, 8.5% was denominated in foreign currencies (mainly in United States dollars) and the remaining was denominated in Renminbi. Net debts (total borrowings net of cash and cash equivalents) as at 30 June, 2002 increased by 15.2% to RMB13,970 million from RMB12,131 million as at 31 December, 2001.

As at 30 June, 2002, the Group's shareholders' equity amounted to RMB9,161 million, an increase of RMB56 million from RMB9,105 million as at 31 December, 2001, representing the net effect of the final dividend for 2001 financial year approved in the review period and net profit attributable to shareholders for the period.

Net debt/equity ratio of the Group as at 30 June, 2002 was 1.52 times, as compared to 1.33 times as at 31 December, 2001, reflecting mainly the increase in borrowings of the Group.

FINANCIAL RISK MANAGEMENT POLICY

In the normal course of business, the Group is exposed to fluctuations in foreign currency exchange rates and jet fuel prices. The Group's exposure to foreign currencies is mainly attributable to its debts denominated in foreign currencies. Depreciation or appreciation of the Renminbi against foreign currencies could affect the Group's results and financial position significantly because the Group's foreign currency payments generally exceed its foreign currency receipts. The Group is not able to hedge its foreign currency exposure effectively other than by retaining its foreign currency denominated earnings and receipts to the extent permitted by the State Administration of Foreign Exchange, or subject to certain restrictive conditions, entering into forward foreign exchange contracts with authorised PRC banks.

The Group is required to procure a majority of its jet fuel consumption domestically at PRC spot market prices. There are currently no effective means available to the Group for managing its exposure associated with the fluctuations in domestic jet fuel prices.

CHARGES ON ASSETS

As at 30 June, 2002, certain aircraft of the Group with an aggregate carrying value of approximately RMB13,885 million (as at 31 December, 2001: RMB14,295 million) were pledged as collateral under certain loan and lease agreements.

CAPITAL AND INVESTING COMMITMENTS

As at 30 June, 2002, the Group had capital commitments of approximately RMB13,368 million. Of such amounts, RMB9,533 million was related to the acquisition of aircraft and related flight equipment and RMB3,327 million was related to the Group's facilities and equipment to be constructed and installed at the Guangzhou new airport. The remaining amount of RMB508 million was related to the Group's other airport and office facilities and equipment, overhaul and maintenance bases and training facilities. The Group's capital expenditures are generally subject to receipt of various approvals of the PRC governments and may be subject to change depending on the timing of such approvals, prevailing market conditions, the availability of financing and other relevant factors.

As at 30 June, 2002, the Group was committed to make a capital contribution of approximately RMB126 million and RMB454 million respectively to its jointly controlled entity and associated companies.

CONTINGENT LIABILITIES

There have been no material changes in the contingent liabilities of the Group subsequent to 31 December, 2001.

RECENT ECONOMIC DEVELOPMENT

The review period experienced the recovery in the Asia Pacific Region's aviation market, the continuous economic development of the PRC economy, and the persistent effort of the PRC government to regulate market competition, all these factors have helped to maintain the overall revenue level of the PRC airlines. The CAAC continued to advocate and encourage consolidation and restructuring of the PRC airlines. The Group, being under the SA Group, is one of the three leading PRC airlines. It intends to engage actively in the consolidation and restructuring of the PRC airlines.

PROSPECTS FOR THE SECOND HALF OF THE YEAR

Looking ahead, the Group will continue to benefit from further improvement of the aviation market in Asian countries covered by the Group's route networks.

It is expected that the regulatory measures on the PRC airlines by the PRC government will serve to stabilise the overall revenue of the PRC airlines. The policy of consolidation and restructuring among the PRC airlines will be a driving force for acquisition and merger within the industry and will improve market discipline. Intensive competition both within and outside PRC, cost factors such as increase in fuel prices and the fluctuation of exchange rate of Japanese yen and United States dollar will lead to a challenging operating environment in the second half of 2002.

For the second half of 2002, the Group intends to continue to pursue consolidation and restructuring, to expand route networks and to increase market shares. Moreover, the Group intends to adopt the following measures to further enhance its operating efficiency and competitiveness:

- to adapt to new market conditions, to revise overall marketing strategies, to enhance the Group's marketing standard, to increase market shares and to improve overall effectiveness;
- to further strengthen operating efficiency and overall service quality and control operating costs;
- to enhance international airfreight capacity by taking delivery of a second Boeing747 – 400 freighter.

USE OF PROCEEDS

As stated in the 2001 annual report of the Group, as at 31 December, 2001, the Group had RMB40 million remaining from the proceeds of the Company's initial public offer. As at 30 June, 2002, the sum of RMB40 million remained unused.

Consistent with the disclosure in the Prospectus of the Company dated July 1997, the Company intends to use the remaining proceeds of RMB40 million (held as at 30 June, 2002 as short-term deposits with Southern Airlines Group Finance Company Limited, a PRC authorised financial institution and an associated company of the Group) for various projects, including the development of the computerised accounting system.

DIVIDENDS

A final dividend of RMB0.02 per share totalling RMB67,484,000 in respect of the year ended 31 December, 2001 was approved during the period (2000: Nil).

The Board of Directors does not propose to declare an interim dividend for the year 2002 (2001: Nil).

STRUCTURE OF SHARE CAPITAL

As at 30 June, 2002, the share capital of the Company is comprised of 3,374,178,000 shares, of which approximately 65.2% or 2,200,000,000 State-owned Shares were held by the SA Group and approximately 34.8% or 1,174,178,000 H Shares were held by Hong Kong and overseas investors.

SUBSTANTIAL SHAREHOLDERS

As at 30 June, 2002, the following shareholders each had an interest of 10% or more in the Company's shares:

Name	Number of Shares	Approximate Percentage of The Total Number of Shares
SA Group	2,200,000,000	65.20%
HKSCC Nominees Limited	1,146,003,999	33.96%

PURCHASE, SALE OR REDEMPTION OF SHARES

Neither the Company nor any of its subsidiaries purchased, sold or redeemed any shares of the Company during the first half of 2002.

EQUITY INTERESTS IN THE COMPANY HELD BY THE DIRECTORS AND SUPERVISORS

As at 30 June, 2002, none of the directors or supervisors of the Company owns any interests in the Company or its subsidiaries which are required to be disclosed to the Company and the Stock Exchange of Hong Kong Limited pursuant to Section 28 of the Securities (Disclosure of Interests) Ordinance, or which shall be registered by the Company pursuant to Section 29 of the Securities (Disclosure of Interests) Ordinance.

COMPREHENSIVE SERVICES AND EMPLOYEE BENEFITS

In accordance with a comprehensive services agreement entered into between the Company and the SA Group on 22 May, 1997 (the "Service Agreement"), the SA Group will receive fees for providing or causing to be provided to the Group and its employees certain housing services for a term from 22 May, 1997 to 31 December, 2006. The Service Agreement provides that the SA Group will sell or rent housing to eligible employees at a price below market price. As the housing is sold or rented below cost, and the construction costs of the leased housing were originally paid by the SA Group, the Company shall pay an annual sum of RMB85 million to the SA Group by quarterly installments in arrears for ten years from 1995 to 2004.

DESIGNATED DEPOSITS AND OVERDUE TIME DEPOSITS

As at 30 June, 2002, the Group's deposits placed with financial institutions or other parties did not include any designated deposits or overdue time deposits against which the Group failed to receive repayments.

COMPLIANCE WITH THE CODE OF BEST PRACTICE

The Directors of the Company consider that, in the six months ended 30 June, 2002, the Group was in compliance with the Code of Best Practice set out in Appendix 14 of the Listing Rules of the Stock Exchange of Hong Kong Limited.

MATERIAL LITIGATION

The Group was not involved in any material litigation or dispute in the six months ended 30 June, 2002.

By order of the Board of Directors
Yan Zhi Qing
Chairman of the Board of Directors

Guangzhou, the PRC
23 August, 2002

A detailed interim results announcement of the Company for the six months ended 30 June, 2002 containing all the information required by paragraphs 46(1) to 46(6) inclusive of Appendix 16 to the Listing Rules will be published on the website of the Stock Exchange of Hong Kong Limited (http://www.hkex.com.hk) in due course.

香港商報 HONG KONG COMMERCIAL DAILY NEWS
www.hkcd.com.hk

中
CHINA S

中國南方航空股份有限公司(「本公司」)之董事會謹向各位提呈本公司及其子公司(合稱「本集團」)截至二零零二年六月三十日止之六個月按附註1所列的基準編製的未經審核合併中期業績報告，以及二零零一年同期的比較數字如下：

合併損益表(未經審核)

		截至六月三十日止六個月				二零零二年比二零零一年
	附註	二零零二年 人民幣千元	二零零一年 人民幣千元	二零零二年 港元千元	二零零二年 美元千元	增長／(減少) (%)
運輸收入:						
客運收入		7,618,775	7,206,817	7,183,457	920,464	5.7
貨郵收入		725,684	693,449	684,220	87,674	4.6
		8,344,459	7,900,266	7,867,677	1,008,138	5.6
其他收入		213,958	170,106	201,733	25,849	25.8
經營收入總額	2	8,558,417	8,070,372	8,069,410	1,033,987	6.0
營運開支:						
航班營運		3,422,641	3,432,021	3,227,080	413,507	(0.3)
維修		1,015,131	851,458	957,129	122,643	19.2
飛機及運輸服務		1,202,009	1,122,367	1,133,329	145,221	7.1
宣傳及銷售		731,128	692,943	689,353	88,331	5.5
行政及管理		431,042	387,175	406,413	52,076	11.3
折舊及攤銷		926,274	973,183	873,349	111,908	(4.8)
其他		4,260	5,947	4,017	515	(28.4)
營運開支總額		7,732,485	7,465,094	7,290,670	934,201	3.6
經營利潤		825,932	605,278	778,740	99,786	36.5
非經營收入／(支出):						
應佔聯營公司之業績		19,047	24,057	17,959	2,301	(20.8)
固定資產變賣之(虧損)／利潤		(7,102)	17,656	(6,696)	(858)	(140.2)
利息收入		26,196	28,034	24,699	3,165	(6.6)
利息支出	3	(414,273)	(477,636)	(390,602)	(50,051)	(13.3)
匯兌(虧損)／						

	附註					
其他，淨額		1,505	1,335	1,419	182	12.7
非經營開支淨額		(533,271)	(200,990)	(502,800)	(64,428)	165.3
除稅及少數股東權益前利潤	3	292,661	404,288	275,940	35,358	(27.6)
稅項	4	(98,767)	(130,297)	(93,124)	(11,933)	(24.2)
除少數股東權益前利潤		193,894	273,991	182,816	23,425	(29.2)
少數股東權益		(70,665)	(72,500)	(66,627)	(8,537)	(2.5)
股東應佔利潤		123,229	201,491	116,189	14,888	(38.8)
每股基本盈利	5	人民幣0.04元	人民幣0.06元	港幣0.03元	美元0.004	(38.8)

附註：

1 編製基準

未經審核中期財務報告是按照香港聯合交易所有限公司《主板上市規則》的規定編製，除卻土地使用權從二零零二年一月一日起以歷史成本基準列賬外，本集團使用的會計政策均與根據國際會計準則委員會頒佈的《國際財務報告準則》編製的二零零一年年度合併財務報告所採用的相同。這項改變對本集團截至二零零二年六月三十日止六個月未經審核的合併業績並無重大影響。

2 經營收入

本集團主要提供國內、香港地區和國際客運和貨郵航空服務，其航班主要於本集團航綫網絡的主要樞紐地和總部所在地－中華人民共和國（「中國」）廣州白雲國際機場起降。

經營收入總額包括了來自航空和與航空有關的業務收入，並為已扣去銷售稅和民航基礎設施建設基金後之收入。截至二零零二年六月三十日止六個月的民航基礎設施建設基金是分別按國內及國際／香港地區的運輸收入的5%及2%計算（二零零一年：分別為5%及2%）。

按地區劃分的經營收入總額和經營利潤分析如下：

	截至六月三十日止六個月			
	國內	香港地區	國際	合計
	人民幣千元	人民幣千元	人民幣千元	人民幣千元
二零零二年				
運輸收入	**6,446,767**	**561,897**	**1,335,795**	**8,344,459**
其他收入	**213,958**	**–**	**–**	**213,958**
	6,660,725	**561,897**	**1,335,795**	**8,558,417**
經營利潤	**685,085**	**70,276**	**70,571**	**825,932**
二零零一年				
運輸收入	6,176,683	585,207	1,138,376	7,900,266
其他收入	161,018	–	9,088	170,106
	6,337,701	585,207	1,147,464	8,070,372
經營利潤	487,717	88,227	29,334	605,278

二零零二年中期業績

3 除税及少數股東權益前利潤

	截至六月三十日止六個月	
	二零零二年	二零零一年
	人民幣千元	人民幣千元
除税及少數股東權益前利潤已扣除下列各項：		
燃料	1,637,875	1,812,589
折舊		
－自置資產	658,558	666,379
－融資性租賃持有的資產	258,138	297,421
員工成本	676,932	587,128
經營性飛機租賃租金	950,730	959,883
遞延開支的攤銷	9,578	9,383
銀行和其他貸款的利息	180,162	155,906
融資性租賃負債的財務費用	266,877	321,730
減：資本化的借貸成本	(32,766)	－
利息支出淨額	414,273	477,636
及計入下列各項：		
出售及售後租回交易收益之攤銷	4,113	11,532
經營性飛機租賃收入	18,841	－
出售飛機的利潤	－	17,700

4 税項

	截至六月三十日止六個月	
	二零零二年	二零零一年
	人民幣千元	人民幣千元
中國所得税	18,393	22,768
佔聯營公司的税項	5,134	6,421
	23,527	29,189
遞延税項費用	75,240	101,108
	98,767	130,297

根據中國所得税細則和條例，本集團須按33%的税率繳納當期中國所得税。

就本集團香港地區的航空業務而言，本集團根據中國及香港特別行政區政府的雙重課税寬免協議獲豁免香港所得税。

就本集團的境外航空業務而言，本集團已根據境外政府與中國政府訂立的雙邊協議獲豁免境外税項，或一直在該等境外地區內持續蒙受税務虧損，所以在有關期間並沒有提取任何境外税項準備。

遞延税項是按負債法對作財務報告用途的賬面值與作計税用途的課税金額之間的所有暫時差異予以計提的，但不包括與資產或負債的最初確認有關而不影響會計利潤／虧損及應課税利潤／虧損的差異。可用於抵扣未來課税利潤的税務虧損會被確認為遞延税項資產，並與同一法定税務單位及司法管轄區有關的遞延税項負債作抵銷。遞延税項資產淨額會就不再有可能實現的相關税務利益作相應的調減。

5 每股盈利

每股基本盈利是根據股東應佔合併利潤人民幣123,229,000元（二零零一：人民幣201,491,000元）和期內已發行股份的加權平均股數，即3,374,178,000股（二零零一年：3,374,178,000股）計算的。

在截至二零零一年及二零零二年六月三十日止六個月內，本公司並沒有潛在可攤薄股份。

6 股息

期內批准的以前財政年度股息：

	截至六月三十日止六個月	
	二零零二年	二零零一年
	人民幣千元	人民幣千元
期內批准的以前年度期末股息，每股人民幣0.02元（二零零一年：無）	67,484	–

本公司董事會不建議派發截至二零零二年六月三十日止六個月之中期股息（二零零一年同期：無）。

7 利潤分配

在二零零二年上半年及去年同期內，本集團沒有計提法定公積金、法定公益金及任意公積金。根據本公司及某些附屬公司的公司章程及中國公司法的規定，任何該等儲備計提必須得到各自的董事會提議，並經股東年會批准。

8 滙率折算

本未經審核合併損益表以中國法定貨幣人民幣為計算單位。僅為方便讀者對照，表中以人民幣列示的金額已按中國人民銀行於二零零二年六月三十日營業時間結束時公佈的買入價和賣出價的中間價，港幣1元兑人民幣1.0606元和1美元兑人民幣8.2771元分別折算為港幣和美元。但這並不表示本報告中人民幣金額可以按二零零二年六月三十日或其他日期的兑換率或其他滙率兑換成港幣或美元。

經營數據摘要

	截至六月三十日止六個月		二零零二年比二零零一年	
	二零零二年	二零零一年	增長／（減少）	(%)
載運力				
可用座位公里(ASK)（百萬）				
－國內航綫	**16,742**	15,455	1,287	8.3
－香港地區航綫	**861**	830	31	3.7
－國際航綫	**4,094**	3,480	614	17.6
合計	**21,697**	19,765	1,932	9.8
可用噸公里(ATK)（百萬）				
－國內航綫	**1,951**	1,782	169	9.5
－香港地區航綫	**95**	91	4	4.4
－國際航綫	**733**	653	80	12.3
合計	**2,779**	2,526	253	10.0
飛行公里（千）	**125,745**	114,870	10,875	9.5
飛行小時（千）	**197**	180	17	9.4
起降次數				
－國內航綫	**96,415**	90,314	6,101	6.8
－香港地區航綫	**6,839**	6,843	(4)	(0.1)
－國際航綫	**6,653**	5,214	1,439	27.6
合計	**109,907**	102,371	7,536	7.4

有限公司
COMPANY LIMITED

公司)

	截至六月三十日止六個月 二零零二年	二零零一年	二零零二年比二零零一年 增長／(減少)	(%)
空運量				
收費客公里(RPK)(百萬)				
一國內航綫	**10,728**	9,252	1,476	16.0
一香港地區航綫	**524**	523	1	0.2
一國際航綫	**2,733**	2,232	501	22.4
合計	**13,985**	12,007	1,978	16.5
收費噸公里(RTK)(百萬)				
一國內航綫	**1,220**	1,056	164	15.5
一香港地區航綫	**52**	52	—	—
一國際航綫	**402**	341	61	17.9
合計	**1,674**	1,449	225	15.5
客運噸公里(百萬)				
一國內航綫	**958**	826	132	16.0
一香港地區航綫	**47**	47	—	—
一國際航綫	**244**	199	45	22.6
合計	**1,249**	1,072	177	16.5
貨運及郵運噸公里(百萬)				
一國內航綫	**262**	230	32	13.9
一香港地區航綫	**5**	5	—	—
一國際航綫	**158**	142	16	11.3
合計	**425**	377	48	12.7
載客人次(千)				
一國內航綫	**8,977**	7,879	1,098	13.9
一香港地區航綫	**667**	715	(48)	(6.7)
一國際航綫	**750**	585	165	28.2
合計	**10,394**	9,179	1,215	13.2

貨運及郵運量（千噸）				
一國內航綫	**190**	163	27	16.6
一香港地區航綫	**7**	7	—	—
一國際航綫	**19**	17	2	11.8
合計：	**216**	187	29	15.5
載運率				
客座率(RPK/ASK)(%)				
一國內航綫	**64.1**	59.9	4.2	7.0
一香港地區航綫	**60.9**	63.0	(2.1)	(3.3)
一國際航綫	**66.8**	64.1	2.7	4.2
合計：	**64.5**	60.7	3.8	6.3
平均載運率(RTK/ATK)(%)				
一國內航綫	**62.5**	59.3	3.2	5.4
一香港地區航綫	**54.7**	57.1	(2.4)	(4.2)
一國際航綫	**54.8**	52.2	2.6	5.0
合計：	**60.2**	57.4	2.8	4.9
盈虧平衡點 載運率(%)	**55.8**	54.6	1.2	2.2
收益				
每收費客公里收益（人民幣）				
一國內航綫	**0.56**	0.62	(0.06)	(9.7)
一香港地區航綫	**1.01**	1.07	(0.06)	(5.6)
一國際航綫	**0.40**	0.40	—	—
合計：	**0.54**	0.60	(0.06)	(10.0)
每貨運及郵運噸公里 收益（人民幣）	**1.71**	1.84	(0.13)	(7.1)
每收費噸公里收益（人民幣）				
一國內航綫	**5.28**	5.85	(0.57)	(9.7)
一香港地區航綫	**10.81**	11.25	(0.44)	(3.9)
一國際航綫	**3.32**	3.34	(0.02)	(0.6)
合計：	**4.99**	5.45	(0.46)	(8.4)
機隊				
期末服務中之飛機架數				
一波音	**92**	90	2	2.2
一空中客車	**19**	20	(1)	(5.0)
合計：	**111**	110	1	0.9
飛機日利用率（小時／日）				
一波音	**9.82**	9.19	0.63	6.9
一空中客車	**9.20**	8.60	0.60	7.0
合計：	**9.71**	9.08	0.63	6.9
財務				
每可用座位公里之 營運成本（人民幣）	**0.36**	0.38	(0.02)	(5.3)
每可用噸公里之 營運成本（人民幣）	**2.78**	2.96	(0.18)	(6.1)

香港商報 HONG KONG COMMERCIAL DAILY NEWS
www.hkcd.com.hk

業務回顧

在二零零二年上半年，本集團航空運輸業務繼續增長，收費客公里(RPK)、客座率及飛機日利用率都有明顯提高，同時由於燃油成本下降以及本集團繼續嚴格控制營運成本增長而使每可用噸公里營運成本下降，因此本集團上半年經營利潤得以顯著提高了36.5%至人民幣8.26億元。本集團截至二零零二年六月三十日止六個月錄得淨利潤人民幣1.23億元，比去年同期下降38.8%，主要由於期內日元滙價回升，使本集團在其日元負債方面出現賬面匯兑損失，抵減了本集團淨利潤水平。

今年上半年期間，中國民航業在政府的推動下繼續積極實行聯合重組計劃，今年一月，中國政府批准了本公司之控股母公司一南方航空（集團）公司（「南航集團」）與中國北方航空公司、新疆航空公司的聯合重組計劃，詳細的重組落實方案正待中國政府有關部門批准後執行。

今年三月，本公司在二零零二年第一次臨時股東大會取得本公司獨立股東批准收購南航集團屬下中原航空公司的航空運輸業務相關資產，該收購在相關法定轉讓程序完成後生效。

於今年六月，本公司與國家郵政局、上海市郵政局、內蒙古自治區郵政局及中國集郵總公司簽訂股權轉讓及增資擴股協議，根據該協議，本公司同意注資人民幣1.5億元，收購中國郵政航空有限責任公司（「中國郵航」）49%權益，而國家郵政局將擁有其餘的51%權益。本公司董事會相信，此策略性收購中國郵航股權將有助於本公司加強本地及國際物流和貨運業務。此項收購已在二零零二年七月完成並生效。

為拓寬融資渠道，募集發展資金，擴大股東基礎，本公司已向中國有關當局申請配發及發行不超過10億股A股，以及申請該等A股在上海證券交易所上市（「A股發行計劃」）。A股發行計劃已於今年三月二十六日及五月二十一日的臨時股東大會獲得獨立股東批准，董事會已獲授權計劃及代表本公司處理A股發行的所有相關事宜。

為重組國內航空運輸市場秩序，規範航空運輸企業及其銷售代理人行為，今年六月，包括中國民用航空總局（「中國民航總局」）、國家發展計劃委員會、中國公安部、國家税務總局、國家工商行政管理總局等國務院職能部門（「國家五部委」）召開聯席會議，決定打擊國內航空市場暗扣銷售和非法經營銷售國內機票的行為；要求各航空公司及其銷售代理人嚴格執行現有國內航空運輸價格政策和有關條例。本公司董事會認為此舉將有助於規範國內航空市場行為，遏制因違規價格戰引致的惡性競爭，並將對本集團的收益水平有正面促進作用。

回顧期間，本集團錄得運輸收入總額人民幣83.44億元，比去年同期增加了人民幣4.44億元或上升了5.6%。總運輸量增長了15.5%，上升至16.74億噸公里。波音及空中客車飛機的合計日利用率為9.71小時，比去年同期增加了0.63小時或6.9%。

期內客運收入為人民幣76.19億元，比去年同期上升了5.7%，佔本集團運輸收入總額的91.3%。客運量為139.85億客公里，比去年同期增加了16.5%。

國內航線客運收入為人民幣59.98億元，比去年同期上升了4.2%，佔客運收入總額的78.7%，國內航線客運能力與去年同期相比增長了8.3%。由於國內航線客運量由去年同期的92.52億客公里上升了16.0%至107.28億客公里，本集團之客座率因此上升了4.2個百分點至64.1%。本集團期內的每客公里客運收益則比去年同期的人民幣0.62元減至人民幣0.56元，減幅為9.7%，主要由於國內燃油附加費率下調及國內市場競爭日趨激烈所致。

香港地區航線客運收入為人民幣5.31億元，比去年同期減少了5.2%，佔客運收入總額的7.0%。香港地區航線客運能力與去年同期相比上升了3.7%。由於香港地區航線的客運量由去年同期的5.23億客公里上升了0.2%至5.24億客公里，使客座率與去年同期相比下降了2.1個百分點至60.9%。由於競爭的加劇使實際票價下降，平均每客公里客運收益因此比去年同期減少了5.6%。

國際航線客運收入為人民幣10.90億元，比去年同期增長了22.6%，佔客運收入總額的14.3%。國際航線客運量由去年同期的22.32億客公里，上升至27.33億客公里，增長了22.4%。由於國際客運能力只增加了17.6%，國際航線客座率因此增加了2.7個百分點至66.8%。本集團期內的平均每客公里客運收益與去年同期持平，均為人民幣0.40元。

貨運及郵運收入為人民幣7.25億元，比去年同期增長了4.6%，佔運輸收入的8.7%。貨運及郵運量由去年同期的3.77億噸公里，上升至4.25億噸公里，增長了12.7%，主要是由於國內及國際的貨運需求上升所致。但由於國內市場競爭日趨激烈，使平均每貨郵噸公里收益比去年同期減少了7.1%。

本集團其他收入為人民幣2.14億元，比去年同期增加了25.8%，主要由於飛機租賃收入上升以及其他輔助營運的一般變動所致。

營運開支總額為人民幣77.32億元，比去年同期增加了3.6%，增加的主要原因是飛機保險費大幅增加、飛機維修及維護開支增加及航空油料成本下降的綜合結果。

航班營運開支為人民幣34.23億元，比去年同期輕微減少了0.3%，其中航空油料支出為人民幣16.38億元，佔航班營運開支的47.9%，比去年同期下降了9.6%，主要是由於國內及國際航油價格下調以及營運規模增長而使航油消耗增加的綜合結果。本集團消耗的大部份航油由國內供應商提供，本集團承擔的國內平均油價比去年同期下降了約17.2%。飛機保險費成本增加了257.1%至人民幣1.29億元，主要由於美國九一一事件後，飛機保險費大幅增加所致。經營性租賃租金為人民幣9.51億元，比去年同期輕微減少了1.0%，主要由於本期與去年同期經營性租賃的飛機架數沒有重大變化。航空配餐開支為人民幣3.08億元，比去年同期增加了18.5%，主要由於承運的旅客人數增加；空勤人員的工資和福利支出為人民幣3.21億元，比去年同期增加了11.8%，主要是由於飛行小時增加。

維修支出為人民幣10.15億元，比去年同期增加了19.2%，主要因為期內營運規模增長以及近年集團機隊規模持續擴大所致。

飛機及運輸服務支出為人民幣12.02億元，比去年同期增長了7.1%，主要由於航班營運規模增長所致。

宣傳及銷售支出為人民幣7.31億元，比去年同期增長了5.5%，主要由於運輸量增長所致。

折舊及攤銷支出為人民幣9.26億元，比去年同期減少了4.8%，主要由於在二零零一年根據出售及售後租回安排出售了兩架空中客車320-200飛機及部份飛行設備已於期內提完折舊所致。

固定資產變賣之虧損為人民幣0.07億元。主要來自報廢殘舊或破損的固定資產。

利息支出為人民幣4.14億元，比去年同期減少了13.3%，主要由於債務按期償還所致。

匯兑淨損失為人民幣1.59億元，主要由於期內日元匯價回升，從而使本集團以日元結算之債務產生匯兑損失。該等損失大部份為未實現之賬面換算損失。

綜合以上所述原因，在截至二零零二年六月三十日止的六個月內股東應佔利潤比去年同期下降了38.8%，為人民幣1.23億元。

流動資金情況、財政資源與資本結構

於二零零二年六月三十日，本集團的借貸總額為人民幣168.18億元，較二零零一年十二月三十一日的人民幣149.49億元增加了人民幣18.69億元。這些借貸主要以美元為單位，其次以日元及人民幣為單位，且大部份為定息借貸。增加的借貸主要用於支付本集團的資本性投資（包括飛機的購置及廣州新機場的設施的建設）。於二零零二年六月三十日，本集團的現金及現金等同資產總值人民幣28.48億元，較二零零一年十二月三十一日的人民幣28.18億元增加了人民幣0.3億元，其中8.5%以外幣（主要為美元）為單位，其餘的以人民幣為單位。於二零零二年六月三十日之淨債務（借貸總額減現金及現金等同資產）為人民幣139.70億元，較二零零一年十二月三十一日的人民幣121.31億元增加了15.2%。

於二零零二年六月三十日，本集團的股東權益為人民幣91.61億元，較二零零一年十二月三十一日的人民幣91.05億元上升了人民幣0.56億元，主要反映期內批准派發的二零零一年期末股息及本期股東應佔利潤。

本集團於二零零二年六月三十日的淨債務／權益比率為1.52倍，二零零一年十二月三十一日則為1.33倍，主要由於本集團借貸增加所致。

財務風險管理政策

本集團在日常業務中承受外幣及航空油料價格變動的風險。本集團以外幣為單位的債務使本集團需承受外幣風險。本集團的外幣付款一般高於外幣收入，故人民幣對外幣的貶值或升值均會對本集團的業績及財務狀況構成重大影響。本集團除了在中國國家外匯管理局允許的範圍內保留其以外幣為單位的盈利及收入，或在某些限制性條件下與國內核准銀行簽訂遠期外匯合同外，並沒有其他方法可有效對沖外幣風險。

本集團大部分的航油消耗須以中國現貨市場價格在國內購買。本集團目前並無有效的途徑，管理其因國內航油價格變動而所承受的風險。

資產抵押

於二零零二年六月三十日，本集團就部分借貸及租賃協議，抵押了賬面總值約人民幣138.85億元（二零零一年十二月三十一日：人民幣142.95億元）的飛機。

資本及投資承諾

本集團於二零零二年六月三十日的資本承諾約為人民幣133.68億元，其中人民幣95.33億元是關於購買飛機及飛機有關的設備、人民幣33.27億元則關於本集團將於廣州新機場興建及安裝的設施及設備，餘下人民幣5.08億元是關於本集團用於其他機場和辦公室的設施及設備、大修及保養及培訓設施的建設。本集團的資本支出一般須獲得中國政府的有關審批，並會視乎審批時間、當時市況、融資情況及其他有關因素而作出更改。

於二零零二年六月三十日，本集團承諾向合營公司及若干聯營公司分別作出約人民幣1.26億元及人民幣4.54億元的資本投入。

或然負債

本集團之或然負債自二零零一年十二月三十一日後並無重大變化。

近期經濟發展

於回顧期內，亞太區內航空市場復甦，國內經濟發展持續，政府繼續規範市場競爭行為，以上各因素均有助維護航空公司整體的收益水平。中國民航總局繼續推動和鼓勵航空公司聯合重組。作為中國三大航空集團之一——南航集團的主要企業，本集團將積極參與中國航空公司的聯合重組。

下半年展望

隨著本集團航線網絡所覆蓋的亞太國家航空市場狀況的進一步好轉，本集團業務也將因而繼續受惠。

中國政府規範國內航空市場秩序政策預計將使得國內航空公司的整體收益水平得以保持穩定。國內航空公司聯合重組的政策將推動中國航空公司間的收購兼併和市場規範。但是國內外的航空運輸業競爭仍趨激烈，航空油料價格增長等成本因素和日元及美元等外匯匯率走勢仍存有一定的不明朗因素，因此本集團下半年面臨更具挑戰的環境。

在二零零二年下半年，本集團除繼續積極參與中國航空公司間的聯合重組、拓展航線網絡，努力提高市場佔有率外，將採取以下步驟，以進一步提高本集團的營運水平和增強競爭力：

- 適應新的市場形勢，更新整體營銷策略，提高本集團的市場營銷水平，努力提高市場佔有份額和總體效益；

- 進一步提高運營效率和整體服務質素，控制經營成本；

- 提升國際貨運能力－本公司將於下半年接收第二架波音747-400貨機。

H股募集資金的使用

如本公司二零零一年年報所述，於二零零一年十二月三十一日，本公司從初次公開發售股份募集所得資金的餘額為人民幣0.40億元，截至二零零二年六月三十日止六個月期間，本集團並沒有動用該筆餘額。

在二零零二年六月三十日，募集資金剩餘的人民幣0.40億元已作為短期存款存入境內的一家中國核准之金融機構及本集團的聯營公司－南航集團財務有限公司，並將按照本公司在其一九九七年七月所派發之招股書中所作的披露，用於各項工程項目，包括本公司計算機財務管理系統。

股息

於本期間已批准派發截至二零零一年十二月三十一日止年度期末股息每股人民幣0.02元，股息總額為人民幣67,484,000元（二零零零年：無）。

本公司董事會建議不宣派二零零二年度之任何中期股息（二零零一年：無）。

股本結構

於二零零二年六月三十日，本公司的總股本數目為3,374,178,000股，其中約65.2%（2,200,000,000股國有股）由南航集團持有，另外約34.8%（1,174,178,000股H股）由香港及境外股東持有。

主要股東

於二零零二年六月三十日，以下股東持有本公司10%或以上的股份：

名稱	股份數目	約佔股份總額百分比
南航集團	2,200,000,000	65.20%
香港中央結算（代理人）有限公司	1,146,003,999	33.96%

購回、出售和贖回股份

本公司或其任何附屬公司在二零零二年上半年內，概無購回、出售和贖回本公司之股份。

董事及監事擁有的本公司股本權益

於二零零二年六月三十日，沒有任何本公司的董事或監事在本公司或本公司之附屬公司擁有根據證券（公開權益）條例第28條需要通知本公司及香港聯合交易所的權益，並且本公司也沒有根據上述條例第29條需要登記的上述權益。

綜合服務與員工福利

本公司與南航集團於一九九七年五月二十二日簽訂一份綜合服務協議（「服務協議」），由南航集團為本集團及其職工提供或安排某些關於員工住房的服務，並收取一定費用。服務期限從一九九七年五月二十二日至二零零六年十二月三十一日。服務協議規定，南航集團以低於市價的水平向本集團的員工出售或出租住房。由於住房以低於成本的價值出售和出租，而出租住房之建築成本最初亦由南航集團支付，本公司須每年向南航集團支付人民幣8,500萬元，按季支付上一季的費用，由一九九五年起至二零零四年止，為期十年。

委託存款及逾期定期存款

截至二零零二年六月三十日，本集團存於金融機構或其他單位的存款沒有包括任何委託存款或已到期但本集團未能取回的定期存款。

遵守最佳行為守則

本公司董事認為，在截至二零零二年六月三十日止之六個月內，本集團遵守了香港聯合交易所上市規則附錄14所載之最佳行為守則。

重大訴訟

本集團於截至二零零二年六月三十日止六個月內並未涉入任何重大訴訟或糾紛。

承董事會命
顏志卿
董事長

中國•廣州
二零零二年八月二十三日

本公司截至二零零二年六月三十日止六個月之詳細中期業績報告（即包括載有上市規則附錄十六第46(1)至46(6)段（首尾兩段包括在內）所規定之一切資料）將於適當時候內在香港聯合交易所有限公司網站(http://www.hkex.com.hk)登載。

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA SOUTHERN AIRLINES COMPANY LIMITED

By ______________________

Name: Su Liang
Title: Company Secretary

Date: August 27, 2002